UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)


Date:    October 25, 2004                     By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
     TEL: (604) 687-1117      FAX: (604) 687-6100     www.teckcominco.com

--------------
    N E W S                                                    [GRAPHIC OMITTED]
 R E L E A S E                                              [LOGO - TECKCOMINCO]
---------------                       ------------------------------------------
                                        FOR IMMEDIATE RELEASE - OCTOBER 25, 2004
                                                                        04-30-TC


        3Q INTERIM REPORT FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004
--------------------------------------------------------------------------------

                              TECK COMINCO REPORTS
                  RECORD THIRD QUARTER EARNINGS OF $120 MILLION
                 AND RECORD QUARTERLY CASH FLOW OF $337 MILLION

Net earnings in the third quarter were $120 million or $0.62 per share, and $172 million or $0.89 per share before recording the after-tax writedown of $52 million in respect of its investment in Sons of Gwalia Ltd., compared with $16 million or $0.08 cents per share (as restated) in the third quarter of 2003.

David Thompson, Deputy Chairman and CEO, said "This is our fourth consecutive quarter of record earnings, in spite of the writedown of our investment in Sons of Gwalia. Quarterly cash flow from operations was also a record at $337 million, $91 million higher than the previous record set in the second quarter of 2004. Our balance sheet continues to strengthen and provides a firm foundation for future growth. The conversion of the subordinated debenture into Class B Subordinate Voting shares subsequent to quarter-end further enhanced our financial strength."

HIGHLIGHTS AND SIGNIFICANT ITEMS FOR THE THIRD QUARTER

    o Net earnings were $120 million or $0.62 per share, compared with $16 million or $0.08 cents per share (as restated) in the third quarter of 2003. Third quarter earnings were $172 million before an after-tax writedown of $52 million on the company's investment in Sons of Gwalia.

    o Cash flow from operations before changes to non-cash working capital items was $337 million in the third quarter, compared with $86 million in the third quarter of 2003.

    o Operating profit of $338 million in the third quarter was up from $65 million a year ago as a result of significantly higher commodity prices and increased sales of copper, zinc, lead, coal and molybdenum.

    o Coal production capacity at Fording River and Cheviot Creek will be expanded, increasing the company's direct and indirect share of metallurgical coal production to 12.2 million tonnes per annum.

    o Net debt (total debt less cash) was reduced by $203 million in the third quarter. Net debt at September 30, 2004, excluding the Inco exchangeable debenture, was $538 million or 16% of net debt plus equity, compared with $741 million or 21% of net debt plus equity at June 30, 2004. The cash balance was $429 million at September 30, 2004.

    o Subsequent to the quarter-end, the company issued 7,272,321 Class B Subordinate Voting shares on conversion of its convertible subordinated debentures due 2006.


--------------------------------------------------------------------------------
                   Reference: Greg Waller, Investor Relations
        Additional corporate information is available on the Internet at
                           http://www.teckcominco.com
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THIS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED IS PREPARED AS AT OCTOBER 25, 2004, AND SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 AND WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF TECK COMINCO LIMITED AND THE NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2003. IN THIS DISCUSSION, UNLESS THE CONTEXT OTHERWISE DICTATES, A REFERENCE TO TECK COMINCO OR THE COMPANY REFERS TO TECK COMINCO LIMITED AND ITS SUBSIDIARIES INCLUDING TECK COMINCO METALS LTD. AND A REFERENCE TO TECK COMINCO METALS REFERS TO TECK COMINCO METALS LTD. AND ITS SUBSIDIARIES. ADDITIONAL INFORMATION RELATING TO THE COMPANY, INCLUDING THE COMPANY'S ANNUAL INFORMATION FORM, IS AVAILABLE ON SEDAR AT WWW.SEDAR.COM.


EARNINGS

Net earnings in the third quarter were $120 million or $0.62 per share compared with net earnings of $16 million or $0.08 per share (as restated) in the third quarter of 2003. Earnings in the third quarter were $172 million or $0.89 per share before a writedown of $52 million ($64 million before tax) of the company's investment in Sons of Gwalia.

The higher earnings were principally the result of higher prices for the company's products. The average LME prices for copper, zinc and lead were US$1.29, US$0.44, and US$0.42 per pound respectively in the quarter, up 61%, 19%, and 81% from the same period a year earlier. A stronger Canadian dollar partially offset the effect of the higher commodity prices. The company's realized Canadian/U.S. dollar exchange rate including hedging gains was $1.34 in the third quarter, compared with $1.45 in the third quarter of 2003.

Net earnings for the nine months ended September 30, 2004 were $332 million or $1.73 per share compared with $30 million or $0.15 per share (as restated) in the prior year period. Higher commodity prices, an increased interest in the Highland Valley Copper mine and higher sales volumes from the Elk Valley Coal Partnership and Red Dog were the main reasons for the significantly higher earnings.

Operating profit of $338 million in the third quarter was up from $65 million in the same period in 2003. Major increases in operating profit were achieved at Trail, Highland Valley Copper, Antamina and Red Dog. Operating profits at Highland Valley Copper were $125 million compared with $11 million a year ago due to increased copper prices and molybdenum revenues. The company's acquisition of an additional 34% interest in the first quarter resulted in additional operating profits of $42 million in the third quarter.

Operating profit in the third quarter was $109 million higher than the second quarter of 2004. The improved performance over the preceding quarter was mainly the result of higher zinc and lead sales volumes and higher copper and coal prices. Included in the increase were positive settlement adjustments of $17 million resulting from rising metal prices compared with negative settlement adjustments of $18 million recorded in the second quarter.

As a result of adopting new accounting standards with respect to asset retirement obligations and stock-based compensation on a retroactive basis, prior period earnings have been restated. Net earnings in the third quarter of 2003 were restated from $19 million to $16 million, after deducting $3 million in respect of asset retirement obligations. Net earnings for the nine-month period ended September 30, 2003 were restated from $42 million to $30 million after deducting $9 million in respect of asset retirement obligations (page 13) and $3 million in respect of stock-based compensation.


2    Teck Cominco Limited 2004 Third Quarter Report

CASH FLOW

Cash flow from operations, before changes to non-cash working capital items, was $337 million compared with $86 million in the third quarter of 2003. The higher cash flow in 2004 compared with 2003 was due mainly to higher operating profits resulting from stronger prices for the company's products.

Cash flow from operations before changes to non-cash working capital items in the nine months ended September 30, 2004 was $778 million compared with $193 million in the prior year. In addition to stronger metal prices and operating profits, non-cash expenses, mainly depreciation and future income taxes, were higher as a result of the consolidation of Antamina which was equity-accounted in the first six months of 2003.

REVENUES

Revenues are affected by sales volumes, commodity prices and currency exchange rates. Comparative data for production and sales as well as revenues are presented in the tables on pages 4 and 5. Realized commodity prices and the realized Canadian exchange rate are presented in the table below.

Revenues from operations were $978 million in the third quarter of 2004 compared with $590 million in the same period a year ago. Major increases over 2003 were due to higher copper, zinc, coal and molybdenum prices. The acquisition of an additional interest in Highland Valley Copper in the first quarter of 2004 contributed additional revenues of $71 million in the third quarter.

     REALIZED METAL PRICES AND EXCHANGE RATE
     (INCLUDING THE EFFECT OF HEDGING AND SETTLEMENT ADJUSTMENTS)

                                                                Third Quarter                       Year to Date
                                                      -------------------------------    -------------------------------
                                                          2004      2003    % Change        2004      2003      % Change
     ZINC (US$/pound)                                     0.45      0.37       +22%         0.47      0.36        +31%
     COPPER (US$/pound)                                   1.46      0.83       +76%         1.32      0.79        +67%
     LEAD (US$/pound)                                     0.43      0.23       +87%         0.39      0.22        +77%
     MOLYBDENUM (US$/pound)                                 18         6      +200%           15         5       +200%
     GOLD (US$/ounce)                                      398       366        +9%          398       352        +13%
     COAL (US$/tonne)                                       55        45       +22%           50        45        +11%
     CANADIAN/U.S. EXCHANGE RATE  (US$1 = Cdn$)           1.34      1.45        -8%         1.35      1.47         -8%



3    Teck Cominco Limited 2004 Third Quarter Report

 PRODUCTION AND SALES
                                                       PRODUCTION                               SALES
                                            ----------------------------------   ------------------------------------
                                              THIRD QUARTER     YEAR TO DATE        THIRD QUARTER       YEAR TO DATE
                                              2004     2003     2004     2003      2004       2003     2004      2003
 --------------------------------------------------------------------------------------------------------------------
 REFINED METAL OPERATIONS
    ZINC - Thousand tonnes
      Trail                                     77       71      217      215         73        75       213      219
      Cajamarquilla                             33       34       94       96         32        33        91       95
 --------------------------------------------------------------------------------------------------------------------
                                               110      105      311      311        105       108       304      314

    LEAD - Thousand tonnes
      Trail                                     21       15       59       63         20        17        58       60

    POWER - GW.h                                                                     263       162       811      600

 MINE OPERATIONS
    ZINC - Thousand tonnes
      Red Dog                                  153      150      422      437        176       132       404      377
      Antamina                                  10       22       37       60         11        21        38       57
      Pend Oreille                               7       --        7       --          7        --         7       --
      Polaris                                   --       --       --       --         --        --        --       32
      Louvicourt                                 1        2        4        4          2         2         4        4
 --------------------------------------------------------------------------------------------------------------------
                                               171      174      470      501        196       155       453      470

    COPPER - Thousand tonnes
      Highland Valley (Note 3)                  43       28      114       81         37        32       112       73
      Antamina                                  21       12       59       43         23        13        55       43
      Louvicourt                                 2        2        6        7          2         2         6        8
 --------------------------------------------------------------------------------------------------------------------
                                                66       42      179      131         62        47       173      124

    LEAD - Thousand tonnes
      Red Dog                                   33       32       85       91         62        40        67       47
      Pend Oreille                               1       --        1       --          1        --         1       --
      Polaris                                   --       --       --       --         --        --        --        7
 --------------------------------------------------------------------------------------------------------------------
                                                34       32       86       91         63        40        68       54

    GOLD - Thousand ounces
      Hemlo                                     54       73      181      203         53        73       182      203
      Other                                      3        3        9       10          2         4         9       10
 --------------------------------------------------------------------------------------------------------------------
                                                57       76      190      213         55        77       191      213

    COAL - Thousand tonnes  (Note 4)
      Elk Valley Coal Partnership            2,175    1,667    6,810    4,359      2,273     2,000     6,824    4,680
      Elkview                                   --       --       --      824         --        --        --      967
      Bullmoose                                 --       --       --      292         --        --        --      533
 --------------------------------------------------------------------------------------------------------------------
                                             2,175    1,667    6,810    5,475      2,273     2,000     6,824    6,180

Notes:
(1)  The above production and sales volumes refer to the company's share.
(2) Production and sales volumes of base metal mines refer to metals contained in concentrate.
(3) Highland Valley Copper results were consolidated commencing March 1, 2004. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
(4) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results in 2003 represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.


4    Teck Cominco Limited 2004 Third Quarter Report

QUARTER ENDED SEPTEMBER 30
                                               OPERATING                                          DEPRECIATION
                                             PROFIT (LOSS)                 REVENUE              AND AMORTIZATION
                                         --------------------       --------------------     ----------------------
                                             THIRD QUARTER               THIRD QUARTER            THIRD QUARTER
($ IN MILLIONS)                              2004     2003              2004      2003            2004      2003
-------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales) (Note        $40      $ 5              $248      $184             $12       $11
   2)
   Cajamarquilla                                6        3                53        45               3         3
   Red Dog (Note 2)                            59        6               185        92              16        16
   Pend Oreille                                (2)      --                 6        --               3        --
   Polaris                                     --       --                --        --              --        --
   Inter-segment sales and other                3       --               (25)      (20)             --        --
-------------------------------------------------------------------------------------------------------------------
                                              106       14               467       301              34        30

COPPER
   Highland Valley Copper (Note 3)            125       11               212        76              15        10
   Antamina (Note 4)                           59        7                98        41              11         9
   Louvicourt                                   3       --                 7         6               2         3
-------------------------------------------------------------------------------------------------------------------
                                              187       18               317       123              28        22

GOLD
   Hemlo                                        6        9                32        38               5         7

COAL (Note 5)
   Elk Valley Coal Partnership (Note 2)        39       24               162       128               8         7

-------------------------------------------------------------------------------------------------------------------
TOTAL                                        $338      $65              $978      $590             $75       $66
===================================================================================================================


NINE MONTHS ENDED SEPTEMBER 30

                                               OPERATING                                          DEPRECIATION
                                             PROFIT (LOSS)                 REVENUE              AND AMORTIZATION
                                         --------------------       --------------------     ----------------------
                                             YEAR TO DATE                YEAR TO DATE              YEAR TO DATE
($ IN MILLIONS)                              2004     2003              2004      2003            2004      2003
-------------------------------------------------------------------------------------------------------------------
ZINC
   Trail (including power sales) (Note       $102     $ 21           $   731    $  589            $ 36      $ 34
   2)
   Cajamarquilla                               18       11               158       131               9         9
   Red Dog (Note 2)                           107       (7)              363       231              49        50
   Pend Oreille                                (2)      --                 6        --               3        --
   Polaris                                     --       --                --        22              --         1
   Inter-segment sales and other                4        1               (71)      (64)             --        --
-------------------------------------------------------------------------------------------------------------------
                                              229       26             1,187       909              97        94

COPPER
   Highland Valley Copper (Note 3)            269       26               526       175              38        24
   Antamina (Note 4)                          125        7               227        41              31         9
   Louvicourt                                  10       --                25        18               6         8
-------------------------------------------------------------------------------------------------------------------
                                              404       33               777       234              75        41

GOLD
   Hemlo                                       24       20               106       106              15        16

COAL (Note 5)
   Elk Valley Coal Partnership (Note 2)        93       52               465       297              24        15
   Elkview                                     --       14                --        65              --         2
   Bullmoose                                   --        4                --        32              --        --
-------------------------------------------------------------------------------------------------------------------
                                               93       70               465       394              24        17

-------------------------------------------------------------------------------------------------------------------
TOTAL                                        $750     $149            $2,535    $1,643            $211      $168
===================================================================================================================

Notes:
(1)  Depreciation and amortization are deducted in calculating operating profit.
(2) Comparative 2003 numbers have been restated due to the adoption of new accounting standards.
(3) Highland Valley Copper results were consolidated commencing March 1, 2004. Minority interests hold a 2.5% interest in the mine. Prior to March 1, 2004, the company had proportionately consolidated 63.9% of Highland Valley Copper.
(4)  Antamina results were proportionately consolidated commencing July 1, 2003.
(5) Results of the Elk Valley Coal Partnership represent the company's 35% direct interest in the Partnership commencing March 1, 2003 and 38% commencing April 1, 2004. Elkview's results represent two months of operation ended February 28, 2003. The Bullmoose mine was shut down at the end of March 2003.


5    Teck Cominco Limited 2004 Third Quarter Report

OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                                     Three months ended Sep. 30          Nine months ended Sep. 30
                                                   -----------------------------       -----------------------------
      100%                                              2004             2003               2004             2003

      Zinc production (000's tonnes)                    76.6             71.3              217.1            215.0
      Lead production (000's tonnes)                    21.2             15.2               59.1             63.3
      Zinc sales (000's tonnes)                         72.7             75.5              212.7            219.0
      Lead sales (000's tonnes)                         19.5             17.3               57.7             59.9
      Surplus power sold (GW.h)                          263              162                811              600
      Operating profit ($ millions)
           - Metal operations                             28                0*                69                0*
           - Power sales                                  12                5                 33               21

     * Restated due to the adoption of new accounting standards for asset retirement obligations.

Trail established a new quarterly record for zinc production in the third quarter with the production of 76,600 tonnes of refined zinc compared with 71,300 tonnes in the third quarter of 2003. Lead production of 21,200 tonnes was also higher in the quarter compared with 15,200 tonnes in the third quarter of 2003, as the lead smelter was shut down for a three-week period for maintenance a year ago.

Operating profit from Trail metal operations of $28 million was a significant improvement from the break-even results in the third quarter of 2003. Higher lead and zinc prices, partially offset by a weaker U.S dollar, contributed to the improved operating profit. The operation also benefited from higher prices and volumes of precious and specialty metals which contributed additional operating profits of $10 million in the third quarter over the previous year. Record production of indium in the third quarter was 12,000 kilograms, 20% higher than a year ago.

Operating profit from power sales in the third quarter was $12 million compared with $5 million in the third quarter of 2003. Power prices averaged US$47 per MW.h in the third quarter compared with US$41 per MW.h a year ago. Also contributing to the operating profit was a 62% increase in sales volumes, as power sales were curtailed in the third quarter of 2003 with shutdowns to allow capacity upgrades, which resulted in increased production in 2004.

CAJAMARQUILLA REFINERY (85%)
                                                        Three months ended Sep. 30          Nine months ended Sep. 30
                                                      ------------------------------      -----------------------------
     100%                                                    2004             2003               2004             2003
     Zinc production (000's tonnes)                          32.6             33.4               94.1             96.1
     Zinc sales (000's tonnes)                               32.2             32.8               91.3             95.4
     Operating profit ($ millions)                              6                3                 18               11

Refined zinc production was 800 tonnes lower than the third quarter of 2003 as a result of an unplanned two-day shutdown of the roasters for minor repairs. Sales volumes in the quarter were slightly lower than 2003 levels reflecting the lower production volume. Operating profit in the third quarter of 2004 was $6 million compared with $3 million in 2003 due mainly to higher zinc prices.



6    Teck Cominco Limited 2004 Third Quarter Report

RED DOG (100%)
                                                        Three months ended Sep. 30          Nine months ended Sep. 30
                                                      ------------------------------      -----------------------------
     100%                                                    2004            2003                2004             2003
     Tonnes mined (000's)                                   1,704           1,524               4,806            4,846
     Tonnes milled (000's)                                    817             815               2,215            2,404
     Zinc grade (%)                                          21.5            21.8                22.2             21.5
     Lead grade (%)                                           6.2             6.5                 6.0              6.1
     Zinc recovery (%)                                       86.9            84.5                85.9             84.3
     Lead recovery (%)                                       65.0            60.8                63.9             61.3
     Zinc production (000's tonnes)                         152.8           150.4               422.0            436.5
     Lead production (000's tonnes)                          32.8            31.6                84.9             90.8
     Zinc sales (000's tonnes)                              176.5           131.8               404.4            376.5
     Lead sales (000's tonnes)                               61.6            39.5                66.8             47.1
     Operating profit (loss) ($ millions)                      59               6*                107               (7)*

     * Restated due to the adoption of new accounting standards for asset retirement obligations.

Production of zinc and lead concentrates was similar to the third quarter of 2003 as mill throughput returned to normal levels after problems with excessive scaling in tailings and process lines experienced in the second quarter were successfully resolved.

Zinc sales in the third quarter totalled 176,500 tonnes of contained metal compared with 131,800 tonnes in 2003 and lead sales were 61,600 tonnes in the quarter compared with 39,500 tonnes a year ago. The increase in sales volumes was due to the timing of delivery and sales. The shipping season ended on October 12, 2004 with a total of 1,026,000 tonnes of zinc concentrate and 216,000 tonnes of lead concentrate shipped from the mine.

Operating profit of $59 million in the third quarter was a significant improvement from the $6 million recorded in the prior year. In addition to the higher sales, zinc and lead prices averaged US$0.45 and US$0.43 per pound respectively in the quarter, significantly higher than US$0.37 and US$0.23 in the same quarter a year ago.

ANTAMINA (22.5%)
                                                        Three months ended Sep. 30           Nine months ended Sep. 30
                                                      ------------------------------      ------------------------------
     100%                                                    2004             2003              2004               2003
     Tonnes milled (000's)                                  8,069            6,018            23,228             19,139
     Copper grade (%)                                         1.3              1.2               1.3                1.2
     Zinc grade (%)                                           1.0              2.2               1.1                1.9
     Copper recovery (%)                                     87.1             81.7              85.7               85.7
     Zinc recovery (%)                                       73.2             78.0              73.2               80.6
     Copper production (000's tonnes)                        91.9             52.0             259.4              189.5
     Zinc production (000's tonnes)                          45.0             97.4             165.8              268.5
     Copper sales (000's tonnes)                             98.7             57.4             242.2              191.4
     Zinc sales (000's tonnes)                               47.5             93.4             166.8              255.6

     22.5%
     Operating profit ($ millions)                             59                7               125                  7
     Equity earnings ($ millions)                              --               --                --                 10

Mill throughput of 8.1 million tonnes in the third quarter was 2.1 million tonnes higher than the same period last year, as a less favourable ore mix adversely affected throughput in 2003. Copper-only ores accounted for 64% of the mill throughput in the quarter compared with 27% in 2003. The favourable milling characteristics of copper-only ores also resulted in improved mill recoveries. The higher throughput and recoveries resulted in copper production of 91,900 tonnes in the quarter compared with 52,000 tonnes in 2003. Zinc production, however, was 45,000 tonnes in the third quarter compared with 97,400 tonnes in 2003 due to the processing of less copper-zinc ore in the quarter.


7    Teck Cominco Limited 2004 Third Quarter Report

Copper sales volumes were 98,700 tonnes compared with 57,400 tonnes in 2003 as a result of the higher production levels and zinc sales volumes in the third quarter were significantly lower than a year ago. The company's share of operating profit in the third quarter, including $9 million of positive settlement adjustments, was $59 million compared with $7 million in 2003 due mainly to significantly higher copper prices and sales volumes.

A program of infill drilling and analysis to facilitate better short and long term mine planning and to enhance the accuracy of the current reserve model is progressing on schedule, with the drilling program completed in September. The results of the drilling program will be analyzed and incorporated into a new reserve estimate, expected to be complete in mid-2005.

HIGHLAND VALLEY COPPER (97.5%)*
                                                        Three months ended Sep. 30          Nine months ended Sep. 30
                                                      ------------------------------      -----------------------------
     100%                                                    2004             2003               2004             2003
     Tonnes mined (000's)                                  16,353           16,891             48,838           51,720
     Tonnes milled (000's)                                 12,726           12,261             37,731           36,429
     Copper grade (%)                                        0.38             0.40               0.38             0.40
     Copper recovery (%)                                     89.2             89.5               87.0             88.0
     Copper production (000's tonnes)                        43.2             43.5              123.2            126.8
     Copper sales (000's tonnes)                             37.2             50.4              125.0            114.7
     Molybdenum production (million lbs)                      2.5              2.0                8.3              5.5
     Molybdenum sales (million lbs)                           3.2              1.8                7.6              5.0
     Company's share of operating profit ($ millions)*        125               11                269               26

     * The company had proportionately consolidated 63.9% of Highland Valley Copper (HVC) results up to February 29, 2004. Upon the acquisition of the additional 33.6% interest in HVC, the company began to consolidate 100% of HVC with a 2.5% provision for minority interests.

Copper production of 43,200 tonnes in the third quarter was similar to production in the third quarter of 2003 with higher throughput offsetting the effect of lower grades. Molybdenum production in the quarter of 2.5 million pounds was an increase of 25% over a year ago due mainly to higher recovery resulting from process improvements.

Operating profit of $125 million in the third quarter was significantly higher than the $11 million recorded in the third quarter of 2003 partly as a result of higher copper prices. Molybdenum sales contributed $69 million to operating profits in the third quarter compared with $12 million a year ago. In addition to the increased production and sales volumes, molybdenum prices have more than tripled in the last year and averaged US$18 per pound in the quarter. In addition, the company increased its interest in the mine in the first quarter of 2004 after acquiring an additional 34%.

Molybdenum production is expected to decrease in 2005 to approximately 5 million pounds, being 50% of estimated 2004 production.

The mine has been conducting studies to extend the mine life by approximately five years to 2013. A new mining plan is being developed for a push back of the pit wall and an expansion of the Valley pit. Implementation of the extension is dependent upon the resolution of geotechnical issues relating to maintaining the stability of the pit wall. Some minor changes have been made to the short-term mining plan to facilitate the potential extension. A final decision on the extension is expected to be made in 2006, and if the decision is made not to proceed with the extension, mining is expected to be completed at the end of 2008.


8    Teck Cominco Limited 2004 Third Quarter Report

HEMLO GOLD MINES (50%)

                                                        Three months ended Sep. 30          Nine months ended Sep. 30
                                                      ------------------------------      -----------------------------
     100%                                                    2004             2003               2004             2003
     Tonnes milled (000's)                                    944              957              2,744            2,643
     Tonnes per day                                        10,259           10,403             10,013            9,682
     Grade (g/tonne)                                          3.8              5.0                4.4              5.0
     Mill recovery (%)                                       93.9             95.3               94.2             94.9
     Production (000's ozs)                                   107              146                362              406
     Sales (000's ozs)                                        105              146                363              406
     Cash operating cost per ounce (US$)                      298              220                272              234
     Company's 50% share of operating
        profit ($ millions)                                     6                9                 24               20

Gold production was 107,100 ounces in the third quarter compared with 146,000 ounces in the same quarter of 2003. The lower production was due mainly to the mining of lower grade stopes at the Williams and David Bell mines.

Operating profit was $6 million in the quarter compared with $9 million in the previous year due mainly to the lower gold production. The average gold price received was US$398 in the quarter compared with US$366 in the previous year, while cash operating costs per ounce rose to US$298 compared with US$220 in the previous year also as a result of the lower production.

ELK VALLEY COAL PARTNERSHIP (38%)*
                                                        Three months ended Sep. 30          Nine months ended Sep. 30
                                                      ------------------------------      -----------------------------
     100%                                                    2004             2003               2004             2003
     Coal production (000's tonnes)*
          Elk Valley (100%)                                 5,725            4,762             18,396           12,453
          Elkview (100%)                                       --               --                 --              824
     Coal sales (000's tonnes)*
          Elk Valley (100%)                                 5,980            5,714             18,399           13,372
          Elkview (100%)                                       --               --                 --              967
     Average sale price (US$/tonne)                            55               45                 50               45
     Average sale price (Cdn$/tonne)                           76               68                 71               66
     Cash operating cost (Cdn$/tonne)                          56               52                 55               52
     Company's share of operating
        profit ($ millions)                                    39               24**               93               52**

     * Results from Elk Valley Coal Partnership in 2004 represent the company's 35% interest in the first quarter and 38% from April 1, 2004. Results from the Elk Valley Coal Partnership in 2003 represent seven months of operations ended September 30, 2003. Elkview's results in 2003 represent two months of operations ended February 28, 2003. The company holds an additional 5.4% indirect ownership interest through its investment in the Fording Canadian Coal Trust for a combined 43.4% effective interest.
     ** Restated due to the adoption of new accounting standards for asset retirement obligations.

The Coal Partnership produced 5.7 million tonnes in the third quarter, an increase of 960,000 tonnes from the third quarter of 2003 due mainly to fewer maintenance shut-down days during the quarter compared with a year ago.

Coal sales volumes of 6.0 million tonnes were 5% higher than the third quarter of 2003. The average coal price in the third quarter was US$55/tonne reflecting the higher coal price terms of the 2004 Coal Year. The company's share of operating profit was $39 million in the third quarter and was a significant increase from $24 million in the same period last year due mainly to the higher realized coal price, partially offset by the weaker U.S. dollar and higher transportation costs.

Elk Valley Coal is in dispute with CP Rail, its primary rail service provider, over freight rates for rail transportation of coal from its mining operations to West Coast port terminals. Provisions have been made in the


9    Teck Cominco Limited 2004 Third Quarter Report
accounts for the disputed amounts. An unfavorable resolution of the dispute could result in a material increase in future rail rates charged to the Coal Partnership.

Following the issue of the opinion of the independent expert engaged to assess the synergies of the Coal Partnership for the coal year ended March 31, 2004, the company and Fording reached agreement in July on the synergies realized and the resulting adjustments to partnership interests. Teck Cominco's 35% interest in the Coal Partnership before the adjustments has been increased by 3% effective April 1, 2004, and will be increased by an additional 1% on April 1, 2005 and on April 1, 2006, bringing Teck Cominco's total direct interest in the Coal Partnership to 40% on April 1, 2006. Teck Cominco also holds 4.3 million units of the Fording Canadian Coal Trust. Taking into account the initial 3% adjustment, the company's direct and indirect interest in the Coal Partnership is 43.4 % effective April 1, 2004.

COSTS AND EXPENSES

Interest expense was $17 million in the third quarter of 2004, a reduction from $20 million in the prior year as a result of lower debt balances. The lower debt balances were the result of repayments and the restatement of U.S. dollar denominated debt at more favourable U.S. dollar exchange rates.

Administration expense was $5 million higher in the third quarter compared with a year ago, including an increase in stock-based compensation expense of $2 million.

On August 29, 2004, Sons of Gwalia, in which the company has a 9% equity interest, appointed Voluntary Administrators under the Australia Corporations Act 2001 and its shares were suspended from trading. Accordingly, the company has fully provided for its investment in Sons of Gwalia of $64 million ($52 million on an after-tax basis) in the third quarter.

Income and resource tax expense of $101 million in the third quarter represents a 37% composite tax rate for the company's income from various jurisdictions. This composite tax rate is higher than the Canadian statutory income tax rate of 35% due mainly to provincial mineral taxes in Canada, offset by lower tax rates in foreign jurisdictions in which the company operates. The recovery of taxes on the company's writedown of its investment in Sons of Gwalia is based on a capital gains rate of approximately 18%.

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items was $337 million in the third quarter compared with $86 million a year ago, due mainly to higher commodity prices.

Cash flow from operations, after allowing for the effect of changes in non-cash working capital items, was $262 million compared with $79 million in the previous year.

Capital expenditures in the third quarter were $68 million compared with $57 million in the third quarter of 2003, including $35 million of sustaining capital expenditures and $33 million of development expenditures. Development expenditures comprised $21 million for the Pogo gold project, and the company's share of expenditures for the development of the Cheviot coal mine of $12 million.

Reduction of other long-term liabilities totalled $20 million in the third quarter, consisting mainly of reclamation expenditures on closed properties.

At September 30, 2004, the company had a cash balance of $429 million and no short-term bank borrowings. Repayments of long-term debt in the quarter totaled $41 million of which $37 million was in respect of the Antamina senior debt. In addition, long-term debt decreased in the quarter by $60 million as a result of the weakening of the U.S. dollar in which the company's debt is denominated. Net debt (total debt less cash), excluding the Inco exchangeable debentures, was $538 million or 16% of net debt plus equity, compared with net debt of $1.0 billion or 29% of net debt plus equity at the end of 2003.


10   Teck Cominco Limited 2004 Third Quarter Report

At September 30, 2004, the company had bank credit facilities aggregating $795 million, 86% of which mature in 2007 and beyond. Unused credit lines under these facilities amounted to $683 million, after issuing letters of credit for $112 million.

Subsequent to the quarter-end, the company issued 7,272,321 Class B Subordinate Voting shares on conversion of US$156.2 million stated amount at maturity of its convertible subordinated debentures due 2006, which had been called for redemption. Debentures with a stated amount of maturity of US$13.8 million were redeemed for cash. This conversion increased the number of outstanding Class B Subordinate Voting shares to 195,645,145.

CORPORATE DEVELOPMENT

Mine construction at Pogo remains on schedule despite forest fires in the vicinity of the mine site which interrupted construction for a period of two weeks in July. The all weather road to the site is now complete and power line construction is nearing completion. The construction of mine site facilities is progressing well and the expected completion of building enclosures in November will allow construction to progress throughout the winter. The project remains on budget with start-up anticipated in the first quarter of 2006.

Elk Valley Coal's development of the first phase of the Cheviot Creek pit is progressing well. All licences and approvals have been received and coal production is expected to commence in November at an approximate annual production rate of 1.4 million tonnes. Certain individuals and environmental groups are appealing the permit or seeking further environmental assessment of the Cheviot Creek project.

Subsequent to the quarter-end, a decision has been made by Elk Valley Coal to expand the annual coal production capacity by 1.0 million tonnes at Fording River, at an estimated capital cost of $30 million, and by an additional 1.4 million tonnes at Cheviot Creek, at an estimated capital cost of $70 million to be completed in the second half of 2005. This will increase the overall annual production capacity of Elk Valley Coal to 28 million tonnes, of which the company's direct and indirect share is 12.2 million tonnes.

The Pend Oreille mine reached commercial production in August when throughput and production exceeded 70% of design capacity in the month. Throughput rate and production are expected to further improve in the fourth quarter due in part to the installation of an additional tertiary crusher in October.

An appeal which focused on specific provisions in the Pend Oreille mine's renewed National Pollutant Discharge Elimination System permit was filed by the Western Environmental Law Center on behalf of certain interest groups. The mine continues to operate under the renewed permit and it is not anticipated that the appeal will impact operations.

OUTLOOK

There are no significant changes to the operating and production plans at the company's operations expected in the remainder of 2004, except for those changes previously discussed.

Sales and profits from the Red Dog mine follow a seasonal pattern with the highest sales volumes occurring in the last five months of the year.

Metal prices, the main reason for the record earnings of the company, have remained volatile in recent months due to a number of factors, including the weakening of the U.S. dollar and concern over the world economy as a result of record high oil prices. Fluctuations in metal prices will affect the company's earnings, and may result in significant settlement adjustments on outstanding settlements receivable.

Coal is sold under contract prices for the balance of the coal year ending March 31, 2005. Preliminary discussions on 2005 coal year contracts and prices will commence in the fourth quarter and it is expected that the current market demand for metallurgical coal should lead to higher settlement prices in the 2005 coal year.

The Canadian dollar's recent strength against the U.S. dollar will have a negative impact on the company's earnings because the prices of the company's products are denominated in U.S. dollars and a significant portion of the company's operating costs are Canadian dollar based.


11   Teck Cominco Limited 2004 Third Quarter Report

To mitigate the impact of fluctuations in metal prices and the Canadian/U.S. dollar exchange rate, the company has made certain forward sales commitments. The outstanding hedge positions are presented in the notes to the financial statements.

As discussed below, current year's earnings will be affected by the adoption of certain new accounting standards.

The company's capital expenditures in the fourth quarter of 2004 are estimated to be $55 million, with $31 million of sustaining capital expenditures and $24 million of development expenditures. The majority of the development expenditures are for the company's share of the Pogo gold project and the Cheviot coal mine.

The company has previously appealed the assessment of mining taxes by the Province of Ontario on gold hedging gains at the Williams mine. In a similar case, the Supreme Court of Ontario has recently ruled that hedging gains are exempt from Ontario mining taxes. The Province of Ontario has until October 31, 2004 to seek leave to appeal this ruling to the Supreme Court of Canada. The company is currently assessing the effect of this court ruling and has not recorded any recovery of the disputed amounts pending possible appeal and the results of discussions with the Province of Ontario. The amount of mining taxes and interest which may be recovered is approximately $16 million.

CONTINGENCIES

LAKE ROOSEVELT

On July 21, 2004, two members of the Confederated Tribes of the Colville Reservation filed a citizen's suit pursuant to Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a Unilateral Administrative Order issued by the U.S. Environmental Protection Agency (EPA) purporting to require Teck Cominco Metals Ltd. (TCML) to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt in the State of Washington. The EPA order followed negotiations between the Agency and TCML during which TCML offered to fund human health and environmental studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from TCML's Trail Metallurgical Operations located in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada. TCML's motion to dismiss the action for lack of jurisdiction is scheduled to be heard by the U.S. District Court for Eastern Washington on November 4, 2004.

The Government of Canada and the Government of the United States are in discussions aimed at reaching a bilateral agreement to facilitate studies and appropriate remediation to address environmental concerns related to Lake Roosevelt. Such an agreement could provide a basis under which TCML's funding for this work could be implemented.

There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

COMPETITION INVESTIGATION

Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership (HVC), has responded to an Order issued pursuant to the COMPETITION ACT to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers being conducted in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company is cooperating in the investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Act or otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the investigation or when the investigation will be completed in any jurisdiction.


12   Teck Cominco Limited 2004 Third Quarter Report

CHANGES IN ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, the company adopted a new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized over the asset's useful life. This change in accounting policy has been adopted retroactively and has resulted in an increase in long-term liability of $219 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $32 million and a decrease to opening retained earnings of $74 million. The change also resulted in a reduction of $12 million to previously reported 2003 net earnings, and is estimated to reduce 2004 net earnings by $10 million.

STOCK-BASED COMPENSATION

The company has adopted the fair value method of accounting for stock-based compensation. This method results in the recognition in earnings of the cost of stock-based compensation based on the estimated fair value of new stock options granted to directors and employees in the year.

This change in accounting policy was adopted retroactively and resulted in a restatement and reduction of 2003 net earnings by $3 million pertaining to the stock options granted in the first quarter of 2003. The stock-based compensation expense with respect to stock options and deferred and restricted share units granted in 2004 amounts to $0.4 million in the first quarter, $3.3 million in the second quarter, and $2.0 million in the third quarter.

UNDERGROUND AMORTIZATION

Effective January 1, 2004, the company adopted the block model method of underground amortization. Under this method underground development costs related to the development of particular sections of a mine are amortized over the reserves of that section. Previously the company did not differentiate between sections, with costs going into a common pool and amortized over the reserves of the mine. This resulted in an escalating amortization charge over the life of the mine. The application of the new method, which is considered to be the preferred practice, has resulted in a $4 million charge to opening retained earnings and will decrease future amortization charges at the Hemlo mines by $1 million per year.

DEPRECIATION IN INVENTORY

A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any year but does affect reported inventory and property, plant and equipment values. As a result, the company has increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.



13   Teck Cominco Limited 2004 Third Quarter Report

FINANCIAL INSTRUMENTS

In the third quarter of 2004, the company's commodity price and foreign exchange hedging activities increased the company's revenues by $21 million, and interest rate swaps allowed the company to reduce its interest expense by $2 million.

The unrealized market gain on hedging positions, principally foreign exchange contracts, totalled $95 million as at September 30, 2004.

QUARTERLY EARNINGS AND CASH FLOW

($ in millions, except per share data)         2004                          2003*                             2002*
                                      -----------------------    ------------------------------    -------------------------------
                                          Q3      Q2      Q1        Q4      Q3      Q2      Q1         Q4      Q3      Q2      Q1

Revenue                                  978     835     722       767     590     502     551        625     540     521     501
Operating profit                         338     229     183       139      65      36      48         56      36      45      30
Net earnings (loss)                      120     116      96       104      16       9       5         12       2       5      (6)
Earnings (loss) per share              $0.62   $0.60   $0.51     $0.56   $0.08   $0.04   $0.03      $0.06   $0.01   $0.03  $(0.03)
Cash flow from operations                337     246     195       145      86      56      51         70      46      46      39

* Certain numbers have been restated due to the adoption of new accounting standards.

OUTSTANDING SHARE DATA

As at October 19, 2004, there were 195,645,000 Class B Subordinate Voting Shares and 4,673,453 Class A Common Shares (Class A shares) outstanding. In addition, there were outstanding 5,473,014 director and employee stock options with exercise prices ranging between $6.39 and $25.09 per share. Of this amount 836,000 stock options vest in equal amounts over three years beginning in the first quarter of 2005. Exchangeable debentures due 2024 are convertible into a total of 11,489,400 Class B Subordinate Voting Shares (equivalent to $9.72 per share). More information on these instruments and the terms of their conversion are set out in notes 6 and 9 of the company's 2003 year-end financial statements.

CHANGE IN TRADING SYMBOLS OF THE COMPANY'S EQUITY SECURITIES

The Toronto Stock Exchange has introduced a new stock symbol naming convention that will clearly identify the voting rights of equity securities. Accordingly on December 6, 2004, the company's Class A Common shares, which currently trade under the symbol TEK.A, will trade under the symbol TEK.MV.A, the MV suffix denoting the multiple voting nature of the Class A Common shares. Similarly the company's Class B Subordinate Voting shares, which currently trade under the symbol TEK.B, will trade under the symbol TEK.SV.B, the SV suffix denoting the subordinate voting rights of these securities. Under the company's share structure, the holder of each Class A Common share is entitled to 100 votes and the holder of each Class B Subordinate Voting share is entitled to a single vote at shareholder meetings.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This quarterly report contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the size and quality of the company's mineral reserves and mineral resources, future trends for the company, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the outcome of legal proceedings involving the company, and the financial results of the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary.

Factors that may cause actual results to vary include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated


14   Teck Cominco Limited 2004 Third Quarter Report
operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets.

These risks are described in more detail in the annual information form of the company. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document, or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

WEBCAST

Teck Cominco will host an Investor Conference Call to discuss its Q3/2004 financial results on Tuesday, October 26, 2004 at 11 AM Eastern/8 AM Pacific time. A live audio webcast of the conference call, together with supporting presentation slides, will be available at the company's website at www.teckcominco.com. the webcast is also available at www.newswire.ca and www.q1234.com. the webcast will be archived at www.teckcominco.com.




15   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)
-------------------------------------------------------------------------------------------------------------------------
                                                              THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                                 SEPTEMBER 30                       SEPTEMBER 30
(IN MILLIONS OF DOLLARS, EXCEPT PER SHARE DATA)              2004              2003              2004             2003
-------------------------------------------------------------------------------------------------------------------------
                                                                        As Restated                         As Restated
                                                                            (Note 2)                            (Note 2)

REVENUES                                                    $ 978             $ 590           $ 2,535          $  1,643
COST OF OPERATIONS                                           (565)             (459)           (1,574)           (1,326)
DEPRECIATION, AMORTIZATION AND ACCRETION                      (75)              (66)             (211)             (168)
-------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                              338                65               750               149

OTHER EXPENSES
     General, administration and marketing                    (17)              (12)              (52)              (43)
     Interest on long-term debt                               (17)              (20)              (50)              (52)
     Exploration                                              (12)               (9)              (28)              (22)
     Research and development                                  (4)               (4)              (11)              (12)
     Other income (expense) (Note 6)                          (15)                6                (1)                7

-------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING                                 273                26               608                27

WRITEDOWN OF INVESTMENT (Note 4)                              (64)               --               (64)               --

PROVISION FOR INCOME AND RESOURCE TAXES                      (101)              (10)             (224)               (7)

TAX RECOVERY ON WRITEDOWN OF INVESTMENT (Note 4)               12                --                12                --

EQUITY EARNINGS FROM ANTAMINA                                  --                --                --                10

-------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                $ 120             $  16             $ 332             $  30
=========================================================================================================================

BASIC EARNINGS PER SHARE                                    $0.62             $0.08             $1.73             $0.15
DILUTED EARNINGS PER SHARE                                  $0.57             $0.08             $1.60             $0.15
WEIGHTED AVERAGE SHARES OUTSTANDING (000'S)               192,669           184,768           190,718           184,629

SHARES OUTSTANDING AT END OF PERIOD (000'S)
  (Note 12)                                               193,046           184,890           193,046           184,890


16   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                                    THREE MONTHS ENDED                NINE MONTHS ENDED
                                                                       SEPTEMBER 30                      SEPTEMBER 30
(IN MILLIONS OF DOLLARS)                                             2004           2003               2004            2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                              As Restated                       As Restated
                                                                                  (Note 2)                          (Note 2)

OPERATING ACTIVITIES
        Net earnings                                                 $120           $  16             $ 332          $   30
        Items not affecting cash:
           Depreciation, amortization and accretion                    75              66               211             168
           Future income and resource taxes                            59              --               141              (7)
           Writedown of investment (Note 4)                            64              --                64              --
           Equity earnings                                             --              --                --             (10)
           Other                                                       19               4                30              12
        ---------------------------------------------------------------------------------------------------------------------
                                                                      337              86               778             193
        Net change in non-cash working capital items                  (75)             (7)              (52)             (8)
        ---------------------------------------------------------------------------------------------------------------------
                                                                      262              79               726             185

FINANCING ACTIVITIES
        Short-term bank loans                                          --               8                --              14
        Increase in long-term debt                                     --              --                 2             255
        Repayment of long-term debt                                   (41)            (24)             (123)           (136)
        Reduction of long-term liabilities                            (20)            (24)              (76)            (52)
        Interest on exchangeable debentures                            --              --                (2)             (2)
        Class B subordinate voting shares issued                        6               3               112               3
        Dividends paid                                                 --              --               (19)            (19)
        ---------------------------------------------------------------------------------------------------------------------
                                                                      (55)            (37)             (106)             63

INVESTING ACTIVITIES
        Acquisition of additional interest in Highland
           Valley Copper (Note 3(b))                                   --              --               (80)             --
        Investment in coal partnership and income trust                --              --                --            (259)
        Property, plant and equipment                                 (68)            (57)             (150)           (113)
        Investments                                                   (19)             (5)              (51)            (11)
        Deferred payment received from Aur Resources Inc.              --              --                --              48
        Proceeds from sale of investments and other items               2               3                13              22
        Cash recognized upon consolidation of Antamina                 --              41                --              41
        ---------------------------------------------------------------------------------------------------------------------
                                                                      (85)            (18)             (268)           (272)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                               (19)              1               (19)             (7)

-----------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                           103              25               333             (31)

CASH AT BEGINNING OF PERIOD                                           326              35                96              91

-----------------------------------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                                $429           $  60             $ 429          $   60
-----------------------------------------------------------------------------------------------------------------------------


17   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)

                                                 SEPTEMBER 30       DECEMBER 31
(IN MILLIONS OF DOLLARS)                                 2004              2003
--------------------------------------------------------------------------------
                                                                    As Restated
                                                                       (Note 2)

ASSETS
CURRENT ASSETS
      Cash and short-term investments                   $ 429             $  96
      Accounts and settlements receivable                 347               315
      Production inventories                              469               387
      Supplies and prepaid expenses                       156               135
      --------------------------------------------------------------------------
                                                        1,401               933

INVESTMENTS                                               455               478

PROPERTY, PLANT AND EQUIPMENT                           3,700             3,723

OTHER ASSETS                                              298               241

--------------------------------------------------------------------------------
                                                      $ 5,854           $ 5,375
================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
      Accounts payable and accrued liabilities          $ 386             $ 334
      Current portion of long-term debt                    50                58
      --------------------------------------------------------------------------
                                                          436               392

LONG-TERM DEBT                                            917             1,045
OTHER LIABILITIES                                         637               626
FUTURE INCOME AND RESOURCE TAXES                          794               637
DEBENTURES EXCHANGEABLE FOR INCO SHARES                   248               248
SHAREHOLDERS' EQUITY (Note 8)                           2,822             2,427

--------------------------------------------------------------------------------
                                                      $ 5,854           $ 5,375
================================================================================



18   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)
-----------------------------------------------------------------------------------------------------------------------------
                                                                       THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                          SEPTEMBER 30                    SEPTEMBER 30
(IN MILLIONS OF DOLLARS)                                                2004            2003            2004            2003
-----------------------------------------------------------------------------------------------------------------------------
                                                                                 As Restated                     As Restated
                                                                                     (Note 2)                        (Note 2)

BALANCE AT BEGINNING OF PERIOD                                          $686            $394            $581            $472

Adjustment on adoption of new accounting standards (Note 2(e))            --              --             (86)            (71)
-------------------------------------------------------------------- ---------- -- ----------- ---- ---------- --- ----------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                               686             394             495             401
Net earnings                                                             120              16             332              30
Dividends                                                                 --              --             (19)            (19)
Exchangeable debentures interest, net of tax                              --              --              (2)             (2)

-----------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                                $806            $410            $806            $410
=============================================================================================================================



19   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION

     These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.


2.   CHANGES IN ACCOUNTING POLICIES

     Effective January 1, 2004, the company adopted the following changes in accounting policies:

     (a) Asset retirement obligations

         The company has adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 on asset retirement obligations. Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized and recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 5.75% and an inflation factor of 2.75%. The liability is accreted over time through periodic charges to earnings. In addition the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life. Previously, the company accrued these costs on a straight-line basis over the life of the facility. This change in accounting policy was adopted retroactively and resulted in an increase in long-term liability of $219 million, an increase to property, plant and equipment of $113 million, a reduction of future income tax liabilities of $32 million and a decrease to opening retained earnings of $74 million.

         Although the ultimate amount to be incurred is uncertain, the liability for retirement and remediation on an undiscounted basis before an inflation factor of 2.75% is estimated to be approximately $276 million. In addition, for ongoing treatment and monitoring of the sites, the estimated undiscounted payments in current dollars before inflation adjustment are $1.6-1.8 million per annum for 2004-2030, and $7.6 million per annum for 2030-2103. Due to the nature of closure plans, cash expenditures are expected to occur over a significant period of time, being from one year for plans which are already in progress to over 100 years for the longest plan.

         Under the standard, future asset retirement obligations are not recorded where the timing or amount of remediation costs cannot be reasonably estimated. The cost and timing of asset retirement obligations for the company's mines and legacy sites can be estimated and provisions are recorded for each of these sites. The company's refining and smelting facilities are not finite life operations and neither the timing nor amounts which may be required to retire these facilities can be estimated at this time. In these cases recorded liabilities are limited to secondary sites and components of the facilities where costs and expected dates of retirement and remediation are capable of estimation.

     (b) Stock-based compensation

         Effective January 1, 2004, the company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and Other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. As a result, the company is required to expense stock options issued to employees, directors and non-employees. Previously, the company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements.

         The company has applied the new provisions retroactively. As a result, a cumulative decrease of $8 million to retained earnings and a corresponding increase to contributed surplus has been recorded on January 1, 2004 with respect to stock options granted in 2002 and 2003.


20   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


2.   CHANGES IN ACCOUNTING POLICIES, CONTINUED

     (c) Underground amortization

         Effective January 1, 2004, the company has adopted the block amortization method for amortizing underground development costs. Under this method capital costs associated with the development of each section of the mine are amortized over the reserves of that particular section of the mine. Previously all capitalized underground development costs were amortized over the reserves of the mine as a whole. As a result of this change in policy, the company has recorded an adjustment reducing opening retained earnings and property plant and equipment by $4 million each. Adjustments to earnings reported in 2003 were not significant.

     (d) Depreciation in inventory

         A new standard on Generally Accepted Accounting Principles (GAAP) defines what constitutes Canadian GAAP and establishes a relative hierarchy for sources of GAAP. The CICA Handbook is confirmed as the primary source of Canadian GAAP while secondary sources include International Accounting Standards and US GAAP. Industry practice is no longer considered a valid source of GAAP. As a result, the company has amended its inventory valuation policy to include depreciation and amortization charges in the cost of inventory. Previously amortization and depreciation were charged directly to earnings based on sales volumes. The new policy does not affect reported earnings in any prior year but does affect reported inventory and property, plant and equipment values. As a result, the company increased the reported value of inventory by $9 million at January 1, 2004 and reduced fixed assets by the same amount.

     (e) Prior period restatements

         The following is a summary of the after-tax effect on retained earnings and net earnings arising from changes in accounting policies, applied retroactively:

                                                                                                     Nine months ended
                                                                                                        September 30
         (in millions of dollars)                                                               2004                  2003
         ------------------------------------------------------------------------------------------------------------------
         Retained earnings, at the beginning of period as previously reported                   $581                  $472
            Asset retirement obligation (Note 2(a))                                              (74)                  (62)
            Stock-based compensation (Note 2(b))                                                  (8)                   (5)
            Underground amortization (Note 2(c))                                                  (4)                   (4)

         ------------------------------------------------------------------------------------------------------------------
         Retained earnings, at the beginning of the period
             as restated on adoption of new accounting standards                                $495                  $401
         ==================================================================================================================

                                                                                  Three months ended     Nine months ended
         (in millions of dollars)                                                 September 30, 2003    September 30, 2003
         ------------------------------------------------------------------------------------------------------------------
         Net earnings, prior to restatement                                                      $19                  $42
            Asset retirement obligation (Note 2(a))                                               (3)                  (9)
            Stock-based compensation (Note 2(b))                                                  --                   (3)
         ------------------------------------------------------------------------------------------------------------------
         Net earnings, as restated on adoption of new accounting standards                       $16                  $30
         ==================================================================================================================


21   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


3.   BUSINESS DEVELOPMENT ACTIVITIES

     (a) Increased interest in the Elk Valley Coal Partnership

         On July 20, 2004 the company announced that it had reached an agreement with the Fording Canadian Coal Trust on synergies realized and the resulting increases to the company's interest in the Elk Valley Coal Partnership. As a result of this agreement, the company's direct interest has been increased by 3% to 38% effective April 1, 2004 with further increases of 1% on each of April 1, 2005 and April 1, 2006, bringing the company's total direct interest to 40% at that date. The company also owns 4.3 million units of the Fording Canadian Coal Trust, and as a result, the company's direct and indirect interest in the Partnership is increased to 43.43 % as of April 1, 2004.

         The company has treated the additional interest as part of the consideration for the assets contributed on the formation of the Elk Valley Coal Partnership and accordingly no gain has been recorded. The company has adjusted its balance sheet to reflect the additional 3% share of the assets and liabilities of the Partnership and included its additional share of the Partnership revenue, expenses and cash flow effective April 1, 2004.

     (b) Acquisition of additional interest in Highland Valley Copper

         On March 2, 2004, the company completed the acquisition of a further 33.6% share in the Highland Valley Copper mine in British Columbia to increase the company's share of the mine to 97.5%. As the mine is no longer treated as a joint venture for accounting purposes, the mine is now fully consolidated in the company accounts beginning in March. The transaction has been accounted for using the purchase method as follows:

                                                                   ($ millions)
        ------------------------------------------------------------------------

        Purchase price
             Cash paid for 33.6% interest                                 $112
             Less cash acquired as part of the transaction                 (32)

        ------------------------------------------------------------------------
        Total cost of acquisition                                         $ 80
        ========================================================================

        Assets acquired
             Current assets (excluding cash)                              $ 31
             Property, plant and equipment                                  91
             Other assets                                                   15
        ------------------------------------------------------------------------
                                                                           137
        Liabilities assumed
             Current liabilities                                            (9)
             Long-term liabilities                                         (37)
             Minority interests                                            (11)
        ------------------------------------------------------------------------
                                                                           (57)

        ------------------------------------------------------------------------
        Net assets acquired                                               $ 80
        ========================================================================



22   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


4.   WRITE-DOWN OF INVESTMENT IN SONS OF GWALIA

     On August 29, 2004, Sons of Gwalia, in which the company has a 9% equity interest, appointed Voluntary Administrators under the Australia Corporations Act 2001 and its shares were suspended from trading. Accordingly, the company has fully provided for its investment in Sons of Gwalia of $64 million ($52 million on an after-tax basis) in the third quarter.

5.   SUPPLEMENTARY CASH FLOW INFORMATION

                                                                      Three months ended             Nine months ended
                                                                         September 30                   September 30
     (in millions of dollars)                                          2004        2003               2004        2003
     ---------------------------------------------------------------------------------------------------------------------
     Interest paid                                                     $ 19        $ 25                $52        $ 59
     Income and resource taxes paid                                    $  7        $ (6)               $59        $  7

6.   OTHER INCOME (EXPENSE)

                                                                      Three months ended             Nine months ended
                                                                          September 30                   September 30
     (in millions of dollars)                                          2004        2003               2004        2003
     ---------------------------------------------------------------------------------------------------------------------
                                                                            As restated                    As restated
                                                                                (Note 2)                       (Note 2)
     Income from Fording Canadian Coal Trust                           $  3        $  3               $  8        $  6
     Investment income                                                   (2)          8                  9          20
     Foreign exchange gain (losses)                                      (5)         --                 (2)         (6)
     Insurance proceeds                                                   3           6                 12           6
     Asset retirement obligation expense                                 (9)         (1)               (13)         (3)
     Minority interests                                                  (2)         --                 (5)         --
     Other                                                               (3)        (10)               (10)        (16)

     ---------------------------------------------------------------------------------------------------------------------
                                                                       $(15)       $  6               $ (1)       $  7
     =====================================================================================================================

7.   EMPLOYEE FUTURE BENEFITS EXPENSE
                                                                     Three months ended             Nine months ended
                                                                         September 30                   September 30
     (in millions of dollars)                                           2004       2003               2004         2003
     ----------------------------------------------------------------------------------------------------------------------
     Pension plans                                                     $ 10        $ 10               $ 31        $ 30
     Post-retirement benefit plans                                        4           4                 11          11

     ----------------------------------------------------------------------------------------------------------------------
     Employee future benefits expense                                  $ 14        $ 14               $ 42        $ 41
     ======================================================================================================================


23   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


8.   SHAREHOLDERS' EQUITY

     (a) Components of shareholders' equity

                                                September 30        December 31
        (in millions of dollars)                        2004               2003
        ------------------------------------------------------------------------
                                                                    As restated
                                                                        (Note 2)

        Exchangeable debentures (due 2024)           $   107            $   107
        Share capital                                  1,922              1,810
        Contributed surplus                               62                 58
        Retained earnings                                806                495
        Cumulative translation adjustment                (75)               (43)

        ------------------------------------------------------------------------
                                                      $2,822            $ 2,427
        ========================================================================

         The cumulative translation adjustment represents the net unrealized foreign exchange gain (loss) on the translation of the accounts of self-sustaining foreign subsidiaries and U.S. dollar denominated debt designated as hedges against these investments.

     (b) Stock-Based Compensation

         (i)  Share options

              In February 2004, 836,000 share options were granted to employees. These options have a term of six years and vest in equal amounts over three years. The weighted average fair value of Class B Subordinate Voting share options issued was estimated as $9.74 per share option at the grant date using the Black-Scholes option-pricing model. The compensation expense to be recorded is $4.0 million in 2004 as follows:

              (in millions of dollars)                                     2004
              ------------------------------------------------------------------

              First quarter                                               $0.4
              Second quarter                                               1.2
              Third quarter                                                1.2
              Fourth quarter                                               1.2

              ------------------------------------------------------------------
              Total                                                       $4.0
              ==================================================================


              In the third quarter, employee and director options to purchase a total of 501,145 shares for proceeds of $6 million were exercised bringing the total for the year to 1,574,565 shares for proceeds of $22 million.



24   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


8.   SHAREHOLDERS' EQUITY, CONTINUED

         (ii) Deferred Share Units and Restricted Share Units

              In April 2004, the company approved a new stock-based compensation plan for directors and the six most senior officers of the company. Under the plan, directors and officers may receive either Deferred Share Units (DSU's) or Restricted Share Units (RSU's), each of which entitle the holder to a cash payment equal to the market value of a Class B Subordinate Voting Share of the company at the time they are redeemed. In the case of directors, these units vest immediately. The units granted to officers vest after three years, except in circumstances related to termination without cause or retirement set out in the plans. DSU's may only be redeemed at the time a holder ceases to be an officer or director while RSU's must be redeemed prior to the end of a three-year period measured from the end of the year immediately preceding the grant.

              Accounting standards for stock-based compensation require the company to record, over the vesting period, an expense equal to the fair value of the units at the date of the grant. In addition, as these units represent a cash liability to the company, the expense is adjusted throughout the life of the unit to reflect the changing value of the liability resulting from market fluctuations in the value of the underlying Class B Subordinate Voting Shares.

              In April 2004, the company issued 39,000 DSU's and 22,500 RSU's to directors and 55,500 DSU's to officers. As a result, the company recorded an expense of $2.1 million in the second quarter in respect of the initial issue and the subsequent appreciation of the value of the units. A further expense of $0.5 million was recorded in the third quarter due to an additional increase in the value of the units.

     (c) Exercise of warrants

         During March and April of 2004, the company received $90 million from the exercise of warrants to purchase 5.0 million Class B Subordinate Voting Shares at a price of $18 per share.



25   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
-------------------------------------------------------------------------------------------------------------------


9.   HEDGE POSITION AT SEPTEMBER 30, 2004
                                                                                              2008-                 Market Value
                                                2004        2005        2006       2007       2010         Total      Gain (Loss)
     ----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (Cdn$ millions)
       GOLD (thousands of ozs)
          Forward sales contracts (note b)         5           -           -         44          87          136
          Average price (US$/oz)                 362           -           -        350         350          350           $ (16)

          Forward sales contracts                 28          55          32          8           -          123
          Average price (C$/oz)                  513         528         519        520           -          521              (2)

       COPPER (millions of lbs)
          Forward collars                          -          53           -          -           -           53
          Average upper limit                      -        1.30           -          -           -         1.30
          Average lower limit                      -        1.15           -          -           -         1.15               -

       LEAD (millions of lbs)
          Forward sales contracts                 11           -           -          -           -           11
          Average price (US$/lb)                0.42           -           -          -           -         0.42               -

       ZINC (millions of lbs)
          Forward sales contracts                 11           -           -          -           -           11
          Average price (US$/lb)                0.50           -           -          -           -         0.50               -

       US DOLLARS (millions)
          Forward sales contracts (note c)        84         282         158          -           -          524
          Average exchange rate                 1.50        1.45        1.44          -           -         1.45              93

       US DOLLARS (millions)
          Forward collars                         32          18           -          -           -           50
          Average upper limit                   1.62        1.63           -          -           -         1.62
          Average lower limit                   1.57        1.59           -          -           -         1.57              18

       POWER (MW.h)
          Forward sales contracts                 92           -           -          -           -           92
          Average price (US$/MW.h)                42           -           -          -           -           42               -

     INTEREST RATE SWAP
       Principal Amount          Rate Swapped          Rate Obtained              Maturity Date            Unrealized Gain (Loss)
     ----------------------------------------------------------------------------------------------------------------------------
       US$100 million            7.00%                 LIBOR plus 2.14%           September 2012                      $2 million

       Notes:   a)   In addition to the above hedging commitments, the
                     company has forward purchase commitments on 118 million pounds of zinc averaging US$0.46 per pound maturing in 2004 to 2006 and11 million pounds of lead averaging US$0.36 per pound maturing 2004 to 2005 to match fixed price sales commitments to customers.
                b)   Included in the gold hedge position are 63,600 ounces of
                     floating lease rate contracts having a built-in gold lease rate allowance of 2%. At September 30, 2004 the one-year lease rate was 0.30%, and the average floating rate achieved to date is 1.07%.
                c)   Included in the U.S. dollar forward sales contracts of $524 million is the company's share of forward sales contracts held by the Elk Valley Coal Partnership of US$212 million.


26   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


10.  CONTINGENCIES

     (a) Lake Roosevelt

         On July 21, 2004, two members of the Confederated Tribes of the Colville Reservation filed a citizen's suit pursuant to Section 310(a)(i) of the US Superfund Statute (CERCLA) to enforce a Unilateral Administrative Order issued by the U.S. Environmental Protection Agency
         (EPA) purporting to require TCML to conduct a remedial investigation and feasibility study with respect to metal contamination in the sediments of the Upper Columbia River and Lake Roosevelt in the State of Washington. The EPA order followed negotiations between the Agency and TCML during which TCML offered to fund human health and environmental studies, at an estimated cost of US$13 million, to address the possible impact of historical discharges from TCML's Trail Metallurgical Operations located in British Columbia. Both the Canadian government and the company have the view that the EPA does not have jurisdiction to apply U.S. law in Canada. TCML's motion to dismiss the action for lack of jurisdiction is scheduled to be heard by the U.S. District Court for Eastern Washington on November 4, 2004.

         The Government of Canada and the Government of the United States are in discussions aimed at reaching a bilateral agreement to facilitate studies and appropriate remediation to address environmental concerns related to Lake Roosevelt. Such an agreement could provide a basis under which TCML's funding for this work could be implemented.

         There can be no assurance that the offer to fund the studies will resolve the matter, or that TCML or its affiliates will not be faced with liability in relation to this matter. Until studies of the kind described above are completed, it is not possible to estimate the extent and cost, if any, of remediation that might be required.

     (b) Competition investigation

         Teck Cominco Metals Ltd., as the marketing agent for Highland Valley Copper Partnership, has responded to an Order issued pursuant to the COMPETITION ACT to produce documents relevant to the marketing of custom copper concentrates. The company understands that this is part of an ongoing industry-wide investigation involving major copper concentrate producers being conducted in Canada, the U.S. and Europe to determine whether there is evidence of a cartel agreement and related illegal practices concerning pricing, customer allocation and market sharing in the copper concentrate sector. The company is cooperating in the investigation. There can be no assurance that the investigation will not result in further regulatory action against the company or HVC in Canada or elsewhere or that HVC or the company will not face prosecution or liability under the Act or otherwise in relation to the investigation. The company can also offer no guidance or assurance as to the course of the investigation or when the investigation will be completed in any jurisdiction.

     (c) In May 2004, the Supreme Court of Canada denied the application of a pensioner group for leave to appeal a decision of the British Columbia Court of Appeal affirming a decision of the B.C. Supreme Court in favour of the former Cominco Ltd. (now Teck Cominco Metals Ltd.). The case involved the transfer of funds from one of the company's pension plans to a successor plan when the two plans were merged in the 1980's. This decision brings to an end the litigation that commenced over 12 years ago.



27   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


11.  SEGMENTED INFORMATION

     The company has six reportable segments: zinc refineries, zinc, copper, gold and coal mines and corporate. Segments are based upon the principal product produced by each operation.

                                                                 Three months ended September 30, 2004
                                                --------------------------------------------------------------------------
                                                      Zinc      Zinc                                  Corporate
        ($ IN MILLIONS)                         Refineries     Mines    Copper     Gold      Coal     and Other     Total
        ------------------------------------------------------------------------------------------------------------------
        Revenue                                        301       191       317       32       162          (25)       978
        Operating profit                                46        57       187        6        39            3        338
        Property, plant and equipment                1,205     1,094       781      224       380           16      3,700
        Total assets                                 1,566     1,501     1,080      237       519          951      5,854
        Capital expenditures                             8        15         2       25        17            1         68

                                                                 Nine months ended September 30, 2004
                                                --------------------------------------------------------------------------
                                                      Zinc      Zinc                                  Corporate
        ($ IN MILLIONS)                         Refineries     Mines    Copper     Gold      Coal     and Other     Total
        ------------------------------------------------------------------------------------------------------------------
        Revenue                                        889       369       777      106       465          (71)     2,535
        Operating profit                               120       105       404       24        93            4        750
        Capital expenditures                            16        31        13       51        36            3        150

                                                                 Three months ended September 30, 2003
                                                --------------------------------------------------------------------------
                                                      Zinc      Zinc                                  Corporate
        ($ IN MILLIONS)                         Refineries     Mines    Copper     Gold      Coal     and Other     Total
        ------------------------------------------------------------------------------------------------------------------
        Revenue                                        229        92       123       38       128          (20)       590
        Operating profit                                 8         6        18        9        24            -         65
        Property, plant and equipment                1,242     1,052       798      191       279           16      3,578
        Total assets                                 1,583     1,471       939      204       421          620      5,238
        Capital expenditures                             8        28         5        4        10            2         57

                                                                 Nine months ended September 30, 2003
                                                --------------------------------------------------------------------------
                                                      Zinc      Zinc                                  Corporate
        ($ IN MILLIONS)                         Refineries     Mines    Copper     Gold      Coal     and Other     Total
        ------------------------------------------------------------------------------------------------------------------
        Revenue                                        720       253       234      106       394        (64)      1,643
        Operating profit (loss)                         32        (7)       33       20        70           1        149
        Capital expenditures                            22        42        18       15        13           3        113


28   Teck Cominco Limited 2004 Third Quarter Report

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


12.  SUBSEQUENT EVENT

     Conversion of Debenture due 2006

     On October 12, 2004, the company issued 7,272,321 Class B Subordinate Voting shares on conversion of US$156,224,000 stated amount at maturity of its convertible subordinated debentures due 2006, which had been called for redemption. Debentures with a stated amount of maturity of US$13.8 million were redeemed for cash. This conversion increased the number of outstanding Class B Subordinate Voting shares to 195,645,145 and the total number of Class A Common shares and Class B Subordinate Voting shares to 200,318,598 shares.

     A summary pro forma balance sheet assuming the transaction had occurred on September 30, 2004 is as follows:

     (in millions of dollars)                               September 30, 2004
     --------------------------------------------------------------------------
                                                            Actual   Pro forma

     Cash                                                  $   429     $   412
     Other current assets                                      972         972
     Long-term assets                                        4,453       4,453

     --------------------------------------------------------------------------
                                                            $5,854      $5,837
     ==========================================================================

     Current portion of long-term debt                     $    50    $     50
     Other current liabilities                                 386         382
     Long-term debt                                            917         715
     Other long-term liabilities                             1,679       1,679
     Shareholders' equity                                    2,822       3,011

     --------------------------------------------------------------------------
     Total                                                  $5,854      $5,837
     ==========================================================================





29   Teck Cominco Limited 2004 Third Quarter Report